UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

CMG HOLDINGS, INC.
(Name of Issuer)

Common stock, $0.001 par value
(Title of Class of Securities)

125749101
(CUSIP Number)

Jerry Gruenbaum, Esq.
SEC ATTORNEYS, LLC
980 Post Road East
Westport, CT 06880
203-222-9333
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 30, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

CUSIP No. 125749101	Page 2

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)	Alan Morell Not Applicable

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ___ (b) X

3.	SEC USE ONLY

4.	SOURCE OF FUNDS	OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	___

6.	CITIZENSHIP OR PLACE OF ORGANIZATION	United States

NUMBER OF	7.	SOLE VOTING POWER	10,107,000
SHARES
BENEFICIALLY	8.	SHARES VOTING POWER	0
OWNED BY
EACH REPORTING	9.	SOLE DISPOSITIVE POWER	10,107,000
REPORTING
PERSON WITH	10.	SHARES DISPOSITIVE POWER	0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	10,107,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	___

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	23.84

14.	TYPE OF REPORTING PERSON	IN

CUSIP No. 125749101	Page 3

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)	James Ennis Not Applicable

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ___ (b) X

3.	SEC USE ONLY

4.	SOURCE OF FUNDS	OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	___

6.	CITIZENSHIP OR PLACE OF ORGANIZATION	United States

NUMBER OF	7.	SOLE VOTING POWER	2,500,000
SHARES
BENEFICIALLY	8.	SHARES VOTING POWER	0
OWNED BY
EACH REPORTING	9.	SOLE DISPOSITIVE POWER	2,500,000
REPORTING
PERSON WITH	10.	SHARES DISPOSITIVE POWER	0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,500,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	___

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	5.89

14.	TYPE OF REPORTING PERSON	IN

CUSIP No. 125749101	Page 4

SCHEDULE 13D

Item 1.  Security and Issuer

Title: Common stock, $0.001 par value (the "Shares")
Issuer: CMG Holdings, Inc.. (the “Issuer”)
Address: 5601 Biscayne Boulevard, Miami, FL 33137

Item 2.  Identity and Background

(a)	Name:	The name of the reporting persons filing this Schedule 13D is Alan Morell and James Ennis.

(b)	Business Address:	Mr. Morell's and Mr. Ennis' business address is: 5601 Biscayne Boulevard, Miami, FL 33137.

(c)	Present principal occupation:

The following table sets forth information regarding Mr. Morell and Mr. Ennis and their relationship to CMG Holdings, Inc.

Name	Age	Position
Alan Morell	60	Chief Executive Officer & Board Chairman
James J. Ennis	39	Chief Financial Officer & Director

Alan Morell.  Mr. Morell has 30 years of global experience in the successful development and management of talent, high growth properties, commercial rights, live events and intellectual property (IP) rights. Mr. Morell began his career with International Management Group (IMG), where he served in a variety of executive offices, including Corporate Vice President. He has created and/or managed campaigns for talent and events globally within the disciplines of Sports and Entertainment. Prior to becoming an officer of Creative Management Group Agency, Mr. Morell was a Director and Chief Executive Officer of CatalystOne, Inc. Mr. Morell is a graduate of the University of Florida.

James J. Ennis.  Mr. Ennis has over 15 years of experience in financial management, strategic planning and corporate development. Prior to joining Creative Management Group, Mr. Ennis served as a Financial Advisor in the global private client group of premier wealth management and investment advisory firms of Smith Barney and Merrill Lynch from 2004 to 2007. From 1997 to 2003, Mr. Ennis served as Director of Finance for Octagon Worldwide, Inc., one of the world’s largest sports and entertainment marketing and consulting firms, where his responsibilities included mergers and acquisitions, business development and financial reporting. Mr. Ennis is a graduate of Mount Saint Vincent College.

(d)	Criminal history:	During the last five years neither Mr. Morell nor Mr. Ennis has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Civil proceeding history:
During the last five years neither Mr. Morell nor Mr. Ennis has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which neither was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	Citizenship:	Mr. Moreell and Mr. Ennis are both citizens of the United States.

CUSIP No. 125749101	Page 5

Item 3.  Source and Amount of Funds or Other Consideration

On May 27, 2008, the Company entered into an Agreement and Plan of Reorganization with its controlling shareholder, Creative Management Group, Inc.   On May 30, 2008 the eighty shareholders of Creative Management Group delivered all of their equity interests in Creative Management Group to the Company in exchange for shares of common stock in the Company owned by Creative Management Group, as a result of which Creative Management Group became a wholly-owned subsidiary of the Company.   Both Mr. Morell and Mr. Ennis received their shares in the Company as part of that transaction.  Pursuant to the Reorganization Agreement, at closing, the shareholders of Creative Management Group received one share of the Company’s common stock previously owned by Creative Management Group for each issued and outstanding common share owned of Creative Management Group.  As a result, at closing, the 22,135,148 shares of the Company that were issued and previously owned by Creative Management Group,  are now owned directly by its shareholders.  The 22,135,148 of Creative Management Group previously owned by its shareholders are now owned by the Company, thereby making Creative Management Group a wholly-owned subsidiary of the Company. The Company did not issue any new shares as part of the Reorganization.  All the shares of the Company’s common stock issued in connection with the Reorganization were registered under Section 12(b) or (g) of The Securities Exchange Act of 1934 when the Registrant filed Form 10-SB/A on June 28, 2006.

Item 4.  Purpose of Transaction

The purpose of the acquisition of the common stock is investment.  Neither Mr. Morell nor Mr. Ennis currently have any plan or proposal which relates to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material changes in the present capitalization or dividend policy of the Issuer,

(f)
any other material change in the issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

CUSIP No. 125749101	Page 6

Item 5.  Interest in Securities of the Issuer

(a)
As of the date hereof, Mr. Morell beneficially owns 10,107,000 shares of common stock of the Issuer, or approximately 23.84%, of the outstanding shares of common stock, and  Mr. Ennis beneficially owns 2,500,000 shares of common stock of the Issuer, or approximately 5.89%, of the outstanding shares of common stock

(b)
Mr. Morell has sole voting and dispositive power with respect to his 10,107,000 shares of common stock, Mr. Ennis has sole voting and dispositive power with respect to his 2,500,000 shares of common stock.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

Item 6.   Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.  Materials to Be Filed as Exhibits

None.

CUSIP No. 125749101	Page 7

SIGNATURES

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

CMG HOLDINGS, INC.

Date: June 6, 2008	By: /s/ ALAN MORELL
Alan Morell
Chief Executive Officer
(Duly Authorized Officer)

Date: June 6, 2008	By: /s/ JAMES J. ENNIS
James J. Ennis
Chief Financial Officer
(Principal Financial
and Accounting Officer)